Exhibit 14.2

As adopted by the Board of Directors

on March 11, 2004

Barnes & Noble, Inc.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

It is the general policy of Barnes & Noble, Inc. (the “Company”) to conduct its business activities and transactions with the highest level of integrity and ethical standards and in accordance with all applicable state and federal laws. Obeying the law both in letter and in spirit is the foundation on which this Company’s ethical standards are built. In carrying out this policy, the Company has adopted the following Code of Business Conduct and Ethics (the “Code”).

This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and directors of the Company. All our employees, officers and directors must conduct themselves accordingly and seek to avoid the appearance of improper behavior. The Code should also be provided to and followed by the Company’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation. Those who violate the standards in this Code will be subject to disciplinary action, up to and including dismissal. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in section 14 of this Code.

1.	Compliance with Laws, Rules and Regulations

The Company complies with all applicable laws and regulations in the conduct of its activities and expects the employees to do the same. All employees must respect and obey the laws of the cities and states in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.	Conflicts of Interest

It is the policy of the Company to avoid situations that create an actual or potential conflict between an employee’s personal interests and the interests of the Company.

A conflict of interest exists when a person’s loyalties or actions are divided between the interests of the Company and those of another, such as a competitor, supplier, customer or personal business. A conflict of interest can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Moreover, the appearance of a conflict of interest alone can adversely affect the Company and its relations with its customers, suppliers and employees. The appearance of a conflict should also be avoided.

Employees are expected to use good judgment, to adhere to high ethical standards and to avoid situations that create an actual or potential conflict of interest. It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management, who in turn may wish to consult with the Company’s legal counsel. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 14 of this Code.

Federal law now prohibits most loans or extensions of credit from a Company whose stock is publicly traded to its directors or executive officers. The Company will not directly or indirectly extend any loan or credit to any director or executive officer except as permitted by law and approved by a vote of the disinterested members of the Audit Committee of the Board of Directors.

3.	Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult with the Company’s senior management, who in turn may wish to consult with the Company’s legal counsel.

4.	Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or their position without the consent of the Board of Directors. No employee may use corporate property, information, or their position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

Company personnel should not engage a competitor in discussions, agreements or understandings concerning prices or allocations of territory, customers or sales. In addition, Company personnel should avoid discussing with a competitor of any other agreements inhibiting free and open competition or involving tie-in sales or reciprocal transactions without prior authorization from the Company’s senior management, who may wish to consult with the Company’s legal counsel.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

6.	Equal Employment and Working Conditions

Each of us has a fundamental responsibility to show respect and consideration to our teammates. The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. All employment practices and decisions, including those involving recruiting, hiring, transfers, promotions, training, compensation, benefits, discipline, and termination, will be conducted without regard to age, sex, race, color, ancestry, religion, creed, citizenship status, disability, national origin, marital status, military status, sexual orientation, gender identity and expression, or any factors not related to the job and will comply with all applicable laws.

7.	Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each employee has a responsibility to maintain a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries, and unsafe equipment, practices, or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs, controlled substances used for nonmedical purposes or alcoholic beverages. The use of illegal drugs, controlled substances used for nonmedical purposes or alcoholic beverages in the workplace will not be tolerated. Consumption of alcoholic beverages on Barnes & Noble premises is only permitted, with prior management approval, for Company-sponsored events.

8.	Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor. Rules and guidelines are available from the Accounting Department.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. All Company business data, records and reports must be prepared truthfully and accurately.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult the Company’s senior management, who in turn may wish to consult with the Company’s legal counsel.

9.	Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is required by laws or regulations or authorized by the Company’s senior management, who may wish to consult with the Company’s legal counsel. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

10.	Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

11.	Political Contributions and Payments to Government Personnel

The Company encourages its personnel to participate in political activities on their own time and at their own expense. Federal law and many state and local laws prohibit corporate contributions to political parties or candidates. Company assets, facilities and resources may not be used for political purposes except in accordance with law and after approval by the Board of Directors.

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s senior management, in consultation with the Company’s legal counsel, can provide guidance to you in this area.

12.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board of Directors or a committee of the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.

13.	Reporting any Illegal or Unethical Behavior

Employees are responsible for being aware of the corporate policies applicable to their activities and to comply with them fully. Employees also have a duty to report any apparent misconduct through appropriate management channels, or any special and confidential reporting mechanisms which may be established within the Company for such purposes, and to assist the Company in the prevention and correction of such problems. Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. Employees who know or have good reason to believe that other employees are engaged in conduct violating this policy should report this to the Company. No supervisor shall retaliate against an employee, either directly or indirectly, who in good faith and in accordance with Company procedure, reports an act of apparent misconduct. Employees are also expected to cooperate fully with the Company or governmental authorities in any investigation of an alleged violation. Failure of any employee to comply with such policies will result in disciplinary action, which may include termination.

14.	Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with your District Manager, Regional Director, Human Resources management or Company counsel. Our General Counsel’s office can be reached at 212-633-3300 or, in writing, at Barnes & Noble, Office of the General Counsel, 122 Fifth Avenue, New York, NY, 10011. You can also contact We Listen to raise issues at welisten@bn.com or 877-WE-LISTN (877-935-4786).

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You may report violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected, as appropriate. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.